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                               September 26, 2023

       David Parkinson
       President and Chief Executive Officer
       ESSA Pharma Inc.
       Suite 720, 999 West Broadway
       Vancouver, British Columbia V5Z 1K5

                                                        Re: ESSA Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 19,
2023
                                                            File No. 333-274584

       Dear David Parkinson:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed September 19, 2023

       General

   1. Please revise to identify the initial transaction(s) pursuant to which the securities the selling securityholders
are offering were originally sold. Please also clarify that the initial offering was completed
and the securities were issued and outstanding prior to filing this registration statement
on Form S-3. Revise your prospectus cover page and elsewhere as appropriate to disclose
the aggregate number of shares being registered for resale and file a revised legal
opinion that covers the securities to be offered for resale by the selling securityholders. Refer
to Securities Act Rule 430B(b)(2) and Questions 228.03 and 228.04
                                                        of our Securities Act
Rules Compliance and Disclosure Interpretations.
 David Parkinson
FirstName LastNameDavid   Parkinson
ESSA Pharma   Inc.
Comapany 26,
September NameESSA
              2023    Pharma Inc.
September
Page 2    26, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Daniel Crawford at 202-551-7767 or Alan Campbell at
202-551-
4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Michael Hong, Esq.